January 7, 2025

Nicholas Murphy
Chief Executive Officer and Managing Director
GenEmbryomics Limited
Level 14, Australia Square
264-278 George Street,
Sydney NSW 2000
Australia

       Re: GenEmbryomics Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted December 20, 2024
           CIK No. 0002038033
Dear Nicholas Murphy:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 22, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December
20,
2024
Cover Page

1. We note your response to our prior comment 1 and reissue in part. Please revise your cover page to clearly highlight at the forefront, if true, that the secondary offering will not commence until after the closing of your initial public offering. January 7, 2025
Page 2
Prospectus Summary
Overview, page 10

2. We note that you entered into a license for GenVue in exchange for the issuance of
       421,052 Ordinary Shares on December 18, 2024. Please expand your disclosure to clarify that this transaction involves a related party, the value of those shares, and how you intend to account for this license in your consolidated financial statements.
       Please provide us with the specific reference to the authoritative literature that supports your accounting along with any additional information about the material terms of the transaction necessary to understand the accounting.
The Offering, page 19

3. Please revise to quantitatively disclose all your potentially dilutive securities, including stock options and performance rights.
Risk Factors
"If we fail to establish and maintain proper internal controls...", page 41

4. As previously requested in comment 6, please revise your disclosures to clarify that you will be required to conduct an evaluation of your internal control over financial reporting beginning with the filing of your second Form 20-F post effectiveness of this Form F-1. Refer to the guidance in Instruction 1 to Item 15 of Form 20-F.
Capitalization and Indebtedness, page 47

5. As previously requested in comment 14, please revise the total capitalization amount to exclude cash and cash equivalents. Please also include an adjustment for the debt issued subsequent to the latest balance sheet date for the pro forma column. Finally, please include the cash payments to be made to settle any debt, including the
       Promissory Notes, from the IPO proceeds in the Pro Forma as Adjusted column.
       Address this comment with the pro forma presentations of your dilution calculations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Promissory Notes, page 55

6.     We note your disclosure that you have agreed to repay in cash the outstanding
       principal amount from the net proceeds of this IPO and to also issue the Ordinary
       Shares at the IPO price for the outstanding principal amount and the Penalty Amount.
       Please expand your disclosures to include how you intend to account for the
       additional repayment of the promissory notes and the penalty amount, including quantifying the impact to your consolidated financial statements for the double repayment and Penalty amount. Please also tell us your consideration for including
       the accounting impact to total shareholders    equity in your
capitalization table and the
       impact to pro forma net tangible book value in the dilution table. January 7, 2025
Page 3
Business
Key Relationships
Illumina, page 66

7. We note your revised disclosure in response to our prior comment 20. We note your revised disclosure that you paid a software license fee and will pay a fee for each genome analysis report. Please revise to disclose the upfront software license fee, the fees for the genome analysis report, and the aggregate amounts paid to date under the
       Illumina agreement.
8. We note your response to our prior comment 21 and reissue in part. Please revise to provide a brief description of the material terms of the Early Adopter Agreements.
Clinical Validation Study, page 70

9. We note your revised disclosure on page 70 in response to our prior comment 17. You disclose that your current trial is expected to be completed by December 2024. Please revise to clarify the status of your clinical study and whether the study is powered for statistical significance, and expand your disclosure to discuss the clinical results and observations.
Development Pipeline and Timeline, page 72

10. We note your revised disclosure relating to your development pipeline in response to prior comment 22, which we reissue in part. We refer to your disclosure that Couplet-
       GenomeScreen is in    advanced development,    Ova-GenomeScreen is in
early
       development phase,    and Serendipity-GenomeScreen is currently in
research phase.
       Please revise to discuss in greater detail the current stages of development for each of your products, including descriptions of any clinical trials or studies, if any. We also note your disclosure on page 71 that your expected launch of Couplet-GenomeScreen is third quarter of fiscal year 2026. However, you state on page 72 that your expected launch of Couplet-GenomeScreen is third quarter of fiscal year 2025. Please revise to reconcile these two statements.
Government Authorizations and Regulations, page 77

11. We note your revised disclosure in response to our prior comment 26 that it is anticipated that the Couplet-GenomeScreen product in your development pipeline will be subject to FDA oversight, while your Ova-GenomeScreen and Serendipity-
       GenomeScreen products will not be subject to FDA oversight. Please expand your disclosure in this section to discuss the FDA regulations and industry guidance applicable to your Couplet-GenomeScreen product.
 January 7, 2025
Page 4

       Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Sarah Hewitt